UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of Announcement No. 10 - 2013 issued by TORM A/S to The Copenhagen Stock Exchange on May 8, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: May 13, 2013	By:	/s/ Jacob Meldgaard Name: Jacob Meldgaard Title: Chief Executive Officer

Exhibit 99.1

Interim report for the first quarter 2013

In the first quarter of 2013, TORM realized a positive EBITDA of USD 36 million and a loss before tax of USD 16 million. "The seasonally strong first quarter in the product tanker segment was the best we have seen since the beginning of the financial crisis. TORM positioned itself well to take advantage of the market improvements, and we saw the positive effects of TORM's restructured time charter fleet and the cost program. Cash flow from operations after interest was positive," says CEO Jacob Meldgaard.

•
EBITDA for the first quarter of 2013 was a gain of USD 36 million compared to an EBITDA of USD -7 million in the first quarter of 2012. The first quarter of 2013 had net mark-to-market non-cash adjustments of USD 0 million, compared to a positive impact of USD 11 million in the same period of 2012. The result before tax for the first quarter of 2013 was a loss of USD 16 million, compared to a loss of USD 79 million in the same period of 2012. Cash flow from operating activities after interest was positive with USD 11 million in the first quarter of 2013, compared to USD -57 million in the same period of 2012.

•
In the first quarter of 2013, the product tanker freight rates were as expected at seasonally high levels. In addition arbitrage opportunities, the unusually cold weather in North Asia and increased Australian import demand following recent refinery capacity adjustments resulted in the highest quarterly freight rates in four years. The freight rates continued to be volatile.

•
The freight rates in all bulk segments started at historically low levels in the seasonally weak January. Later in the first quarter of 2013, freight rates for Panamax and Handymax increased mainly due to the South American grain season and mineral activity from the US Gulf.

•	TORM's cost program has led to a 14% reduction of administration costs to USD 14 million in the first quarter of 2013, compared to USD 17 million in the same period of 2012.

•
The book value of the fleet excl. assets held for sale was USD 1,923 million as of 31 March 2013. Based on broker valuations, TORM's fleet had a market value of USD 1,161 million as of 31 March 2013. In accordance with IFRS, TORM estimates the fleet's total long-term earning potential each quarter based on discounted future cash flow. The estimated value of the fleet as of 31 March 2013 supports the carrying amount.

•	Net interest-bearing debt amounted to USD 1,871 million in the first quarter of 2013, compared to USD 1,868 million as at 31 December 2012.

•	As of 31 March 2013, cash totaled USD 17 million and undrawn credit facilities amounted to USD 53 million. TORM has no newbuilding order book and therefore no CAPEX commitments related hereto.

•	Equity amounted to USD 255 million as at 31 March 2013, equivalent to USD 0.4 per share (excluding treasury shares), giving TORM an equity ratio of 11%.

•
By 31 March 2013, TORM had covered 9% of the remaining tanker earning days in 2013 at USD/day 15,012 and 2% of the earning days in 2014 at USD/day 15,001. 61% of the remaining bulk earning days in 2013 are covered at USD/day 11,711 and 30% of the 2014 earning days at USD/day 17,513.

•
For the full year 2013, TORM forecasts a total positive EBITDA of USD 80-110 million and a loss before tax of USD 100-130 million. This includes the write-down of USD 5 million from the sale of five vessels as reported in announcement no. 8 dated 22 April 2013. The forecasts are before any potential further vessel sales and impairment charges. TORM expects to remain in compliance with the financial covenants for 2013. In addition, TORM expects to be operational cash flow positive after interest payment. The uncertainties and sensitivities about freight rates and asset prices may have an effect on the Company's compliance with the financial covenants. As 17,924 earning days for 2013 are unfixed as at 31 March 2013, a change in freight rates of USD/day 1,000 will impact the profit before tax by USD 18 million.

Conference call	Contact TORM A/S
TORM will be hosting a conference call for financial analysts and investors at 3 pm CET today. Please dial in 10 minutes before the conference is due to start on +45 3271 4607 (from Europe) or +1 887 491 0064 (from the USA). The presentation can be downloaded from www.torm.com.

Tuborg Havnevej 18, DK-2900 Hellerup, Denmark
Tel.: +45 39 17 92 00 / Fax: +45 39 17 93 93, www.torm.com
Jacob Meldgaard, CEO, tel.: +45 39 17 92 00
Roland M. Andersen, CFO, tel.: +45 39 17 92 00
Christian Søgaard-Christensen, IR, tel.: +45 30 76 12 88

Key figures

Million USD		Q1 2013	Q1 2012	2012
Income statement
Revenue		278.2	310.6	1,121.2
Time charter equivalent earnings (TCE)		127.4	152.0	465.7
Gross profit		49.5	27.3	-92.8
EBITDA		35.8	-7.1	-194.5
Operating profit (EBIT)		4.0	-41.1	-448.5
Profit/(loss) before tax		-15.9	-78.5	-579.1
Net profit/(loss)		-16.3	-78.7	-580.6
Balance sheet
Total assets		2,310.6	2,668.9	2,355.3
Equity		254.8	568.7	267.3
Total liabilities		2,055.8	2,100.2	2,088.0
Invested capital		2,114.1	2,393.9	2,122.9
Net interest bearing debt		1,870.7	1,837.7	1,867.9
Cash flow
From operating activities		10.7	-56.6	-99.5
From investing activities		-8.9	5.2	0.3
Thereof investment in tangible fixed assets		-8.9	-44.1	-59.4
From financing activities		-13.5	-4.7	42.0
Total net cash flow		-11.7	-56.1	-57.2
Key financial figures
Gross margins:
TCE		45.8%	48.9%	41.5%
Gross profit		17.8%	8.8%	-8.3%
EBITDA		12.9%	-2.3%	-17.3%
Operating profit		1.4%	-13.2%	-40.0%
Return on Equity (RoE) (p.a.)*)		-25.0%	-31.7%	-84.0%
Return on Invested Capital (RoIC) (p.a.)**)		0.8%	-4.3%	-17.6%
Equity ratio		11.0%	21.3%	11.3%
Exchange rate USD/DKK, end of period		5.84	5.57	5.66
Exchange rate USD/DKK, average		5.65	5.64	5.79
Share related key figures
Earnings per share, EPS	USD	0.0	-1.1	-3.3
Diluted earnings per share, EPS	USD	0.0	-1.1	-3.3
Cash flow per share, CFPS	USD	0.0	-0.8	-0.6
Share price, end of period (per share of DKK 0.01 each ***)	DKK	0.9	3.2	1.7
Number of shares, end of period	Million	728.0	72.8	728.0
Number of shares (excl. treasury shares), average	Million	721.3	69.6	178.2

*) Earnings/losses from sale of vessels are not annualized when calculating the return on equity.
**) Earnings/losses from sale of vessels are not annualized when calculating the Return on Invested Capital.
***) Q1-2012: DKK 5.00 each.

Results

The result before depreciation (EBITDA) for the first quarter of 2013 was a gain of USD 36 million, compared to a loss of USD 7 million in the same period of 2012. The first quarter of 2013 had net mark-to-market non-cash adjustments of USD 0 million, compared to a positive impact of USD 11 million in the same period of 2012. The results for the first quarter of 2013 were not impacted by sale of vessels, whereas there was a negative impact of USD 16 million from sale of vessels in the corresponding period of 2012. The result before tax for the first quarter of 2013 was a loss of USD 16 million, compared to a loss of USD 79 million in the same period of 2012.

The Tanker Division reported an operating profit of USD 15 million in the first quarter of 2013, compared to an operating loss of USD 42 million in the same period last year.

The Bulk Division had an operating loss in the first quarter of 2012 of USD 11 million, compared to an operating profit of USD 3 million in the first quarter of 2012.

Profit/(loss) by segment

Million USD	Q1 2013
	Tanker	Bulk	Not
	Division	Division	allocated	Total

Revenue	218.8	59.4	0.0	278.2
Port expenses, bunkers and commissions	-110.5	-41.4	0.0	-151.9
Freight and bunker derivatives	0.1	0.9	0.0	1.0
Time charter equivalent earnings	108.4	18.9	0.0	127.3
Charter hire	-8.1	-26.6	0.0	-34.7
Operating expenses	-42.3	-0.8	0.0	-43.1
Gross profit (Net earnings from shipping activities)	58.0	-8.5	0.0	49.5
Profit from sale of vessels	0.0	0.0	0.0	0.0
Administrative expenses	-12.1	-2.1	0.0	-14.2
Other operating income	0.3	0.0	0.0	0.3
Share of results of jointly controlled entities	0.2	0.0	0.0	0.2
EBITDA	46.4	-10.6	0.0	35.8
Impairment losses on jointly controlled entities	0.0	0.0	0.0	0.0
Amortizations and depreciation	-31.1	-0.7	0.0	-31.8
Operating profit (EBIT)	15.3	-11.3	0.0	4.0
Financial income	-	-	1.1	1.1
Financial expenses	-	-	-21.0	-21.0
Profit/(loss) before tax	-	-	-19.9	-15.9
Tax	-	-	-0.4	-0.4
Net profit/(loss) for the period	-	-	-20.3	-16.3

Outlook and coverage

For the full year 2013, TORM forecasts a total positive EBITDA of USD 80-110 million and a loss before tax of USD 100-130 million. This includes the write-down of USD 5 million from the sale of five vessels as reported in announcement no. 8 dated 22 April 2013. The forecasts are before potential further vessel sales and impairment charges. TORM expects to remain in compliance with the financial covenants for 2013. In addition, TORM expects to be operating cash flow positive after interest payment. The uncertainties and sensitivities about freight rates and asset prices may have an effect on the Company's compliance with the financial covenants.

Forecasts for 2013	Total, USD million
EBITDA	80 to 110
Profit before tax	-100 to -130
A change in freight rates of USD/day 1,000 impacts forecasts by	USD ±18 million

As at 31 March 2013, TORM had covered 9% of the remaining earning days in 2013 in the Tanker Division at USD/day 15,012 and 61% of the remaining earning days in the Bulk Division at USD/day 11,711. The table below shows the figures for the period from 1 April to 31 December 2013. 2014 and 2015 are full year figures.

	2013	2014	2015	2013	2014	2015
		Owned days
LR2	2,053	2,904	2,880
LR1	1,864	2,497	2,495
MR	9,798	12,223	12,168
Handysize	2,949	3,920	3,883
Tanker division	16,665	21,544	21,425
Panamax	547	682	726
Handymax	-	-	-
Bulk division	547	682	726
Total	17,212	22,226	22,151

	T/C in days at fixed rate			T/C in costs, USD/day
LR2	-	-	-	-	-	-
LR1	-	-	-	-	-	-
MR	780	726	726	14,202	15,145	15,895
Handysize	-	-	-	-	-	-
Tanker division	780	726	726	14,202	15,145	15,895
Panamax	2,025	1,816	1,676	10,486	12,393	12,225
Handymax	698	-	-	9,487	-	-
Bulk division	2,723	1,816	1,676	10,230	12,393	12,225
Total	3,503	2,542	2,402	11,114	13,179	13,335

	T/C in days at floating rate
LR2	550	721	726
LR1	-	-	-
MR	-	-	-
Handysize	-	-	-
Tanker division	550	721	726
Panamax	273	48	-
Handymax	273	363	363
Bulk division	547	411	363
Total	1,097	1,132	1,089

	Total physical days			Coverage rates, USD/day
LR2	2,603	3,625	3,606	356	321	6
LR1	1,864	2,497	2,495	324	174	-
MR	10,578	12,949	12,894	882	-	-
Handysize	2,949	3,920	3,883	9	-	-
Tanker division	17,995	22,991	22,877	1,571	495	6
Panamax	2,846	2,546	2,402	1,153	3	-
Handymax	972	363	363	1,164	869	869
Bulk division	3,817	2,909	2,765	2,317	872	869
Total	21,812	25,899	25,642	3,888	1,367	875

		Covered, %		Covered days
LR2	14%	9%	0%	15,024	14,642	14,150
LR1	17%	7%	0%	16,583	15,666	-
MR	8%	0%	0%	14,362	-	-
Handysize	0%	0%	0%	21,554	-	-
Tanker division	9%	2%	0%	15,012	15,001	14,150
Panamax	41%	0%	0%	11,697	28,802	-
Handymax	120%	239%	239%	11,726	17,472	17,800
Bulk division	61%	30%	31%	11,711	17,513	17,800
Total	18%	5%	3%	13,045	16,604	17,776

Fair value of freight rate contracts that are mark-to-market in the income statement (USD m):
Contracts not included above                                                        0.0
Contracts included above                                                               1.2

Note: Actual no. of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries. T/C-in days at fixed rate do not include effects from profit split arrangements. T/C-in days at floating rate determine rates at entry of each quarter, and then TORM will receive approx. 10% profit/loss compared to this rate.

Tanker Division

In the first quarter of 2013, the product tanker freight rates were as expected at seasonally high levels. In addition arbitrage opportunities and for instance the unusually cold weather in North Asia resulted in the highest quarterly freight rates in four years, despite high volatility.

In the West, the first quarter started positively with an open gasoline arbitrage from Europe to the US and a tight tonnage supply. The result was the highest freight rates in four years with MRs ranging between USD/day 13-25,000 on a round trip basis. The market was curbed in March as refinery maintenance in the US Gulf reduced the export of diesel and the shift to summer grade gasoline led to a draw on inventories. The weak domestic demand in Europe and the US opened up the naphtha arbitrage from Europe to the Far East leading to higher LR demand.

In the East, the MR markets started out on a high level driven by the unusually cold weather in North Asia and increased Australian import demand following recent refinery capacity adjustments. However, reduced activity and incoming tonnage drove the market back below USD/day 10,000 later in the first quarter of 2013. MR freight rates rebounded following the end of the refinery maintenance period. The refinery maintenance also affected the transport demand positively for LRs out of the Arabian Gulf and India. Furthermore, 13 LR2 vessels or approx. 10% of the fleet cleaned up from trading in the relatively weaker dirty market adding to the available tonnage supply. In the second half of the quarter, LR freight rates picked up as the above-mentioned naphtha arbitrage from West to East resulted in a higher ton-mile factor.

The global product tanker fleet grew by 1% in the first quarter of 2013, and the tonnage oversupply has been diminishing (source: Maersk Broker).

The Tanker Division was well-positioned to take advantage of the gradual market improvements and achieved LR2 spot rates of USD/day 14,245 in the first quarter of 2013, which was 32% higher than in the first quarter last year. The LR1 spot rates were at USD/day 16,796, up by 34% year-on-year, and TORM's largest segment (MR) was at USD/day 17,647, up by 23% year-on-year. The Handysize spot rates were at USD/day 15,231, up by 19% year-on-year.

The Tanker Division's operating profit for the first quarter of 2013 was USD 15 million, compared to a loss of USD 42 million in the same period of 2012. There were net mark-to-market effects of USD 0 million.

Tanker Division	Q1 12	Q2 12	Q3 12	Q4 12	Q1 13	Change	12 month
						Q1 12	avg.
						-Q1 13
LR2 (Aframax, 90-110, DWT)
Available earning days	899	854	989	961	881	-2%
Spot rates1)	10,814	10,206	13,581	14,383	14,245	32%	13,167
TCE per earning day2)	7,865	14,157	11,082	10,025	14,595	86%	12,359
Operating days	1,001	1,001	1,012	1,001	900	-10%
Operating expenses per operating day3)	5,976	7,001	6,800	6,437	6,586	10%	6,709
LR1 (Panamax 75-85,000 DWT)
Available earning days	2,076	1,879	1,716	1,296	898	-57%
Spot rates1)	12,515	11,237	13,512	11,856	16,796	34%	12,912
TCE per earning day2)	12,977	11,747	12,723	11,424	17,509	35%	12,858
Operating days	637	637	644	644	630	-1%
Operating expenses per operating day3)	6,389	5,798	6,136	6,845	6,930	8%	6,426
MR (45,000 DWT)
Available earning days	4,681	4,362	4,176	3,833	3,722	-20%
Spot rates1)	14,363	11,510	10,612	14,165	17,647	23%	13,329
TCE per earning day2)	14,082	11,418	9,843	12,655	17,210	22%	12,643
Operating days	3,557	3,549	3,588	3,596	3,510	-1%
Operating expenses per operating day3)	6,743	6,756	6,825	7,355	7,189	7%	7,031
Handy (35,000 DWT)
Available earning days	989	981	1,007	1,009	986	0%
Spot rates1)	12,823	10,939	11,263	13,211	15,231	19%	12,659
TCE per earning day2)	13,122	12,189	10,873	12,617	15,987	22%	12,905
Operating days	1,001	1,001	1,012	1,012	990	-1%
Operating expenses per operating day3)	5,577	5,686	6,165	6,579	6,859	23%	6,321

1) Spot rates = Time Charter Equivalent Earnings for all charters with less than 6 months' duration = Gross freight income less bunker, commission and port expenses.

2) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commission and port expenses.

3) Operating expenses are related to owned vessels.

Bulk Division

The freight rates in all bulk segments started at historically low levels in the seasonally weak January. Later in the first quarter of 2013, freight rates for Panamax and Handymax increased to approx. USD/day 9,000 mainly due to the South American grain season and mineral activity from the US Gulf.

In the Atlantic spot market, the freight rates for Panamax fluctuated between USD/day 4,000 and USD/day 11,000 in the first quarter of 2013. The market improved in anticipation of the South American grain season and the port congestion in particular Brazil and Argentina, reaching up to 50-60 days. The Handymax market gradually improved to approx. USD/day 10,000 driven by petcoke and mineral cargoes from the US Gulf.

The Pacific spot market started under pressure with freight rates for Handymax vessels at USD/day 3-4,000 for round voyages as Indonesia was negatively affected by the monsoon season and logistical disruptions. The improvements in the Atlantic had positive spill-over effects on the Panamax and Handymax segments in the Pacific due to increased period charter activity.

The number of newbuilding deliveries in the first quarter of 2013 was below estimates with 31 Capesize, 79 Panamax and 72 Handymax vessels being delivered (source: Platou).

TORM's Panamax time charter equivalent (TCE) earnings in the first quarter of 2013 were USD/day 6,149 or 48% below the same period in 2012. The realized TCE earnings for Handymax during the first quarter of 2013 were USD/day 7,504, which is 41% lower than in the same period of 2012. The earnings were negatively impacted by positioning voyages that will contribute positively in the second quarter of 2013.

The Bulk Division's operating loss for the first quarter of 2013 was USD 11 million, compared to a gain of USD 3 million in the same period of 2012. Unrealized non-cash mark-to-market effects were USD 0 million in the first quarter of 2013, compared to USD 10 million in the corresponding period of 2012.

Bulk Division	Q1 12	Q2 12	Q3 12	Q4 12	Q1 13	Change	12 month
						Q1 12	avg.
						-Q1 13

Panamax (60-80,000 DWT)
Available earning days	1,848	1,447	1,205	1,726	2,072	12%
TCE per earning day1)	11,727	11,084	10,857	7,541	6,149	-48%	8,508
Operating days	182	182	184	184	180	-1%
Operating expenses per operating day2)	3,934	5,130	4,212	5,271	4,660	18%	4,818
Handymax (40-55,000 DWT)
Available earning days	642	260	757	762	848	32%
TCE per earning day1)	12,683	4,954	9,916	11,076	7,504	-41%	8,983
Operating days	-	-	-	-	-	-	-
Operating expenses per operating day2)	-	-	-	-	-	-	-

1) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.

2) Operating expenses are related to owned vessels.

Fleet development

No sale or purchase of vessels was concluded in the first quarter of 2013, and TORM did not order any new vessels in this period. TORM's owned fleet consists of 65 product tankers and two dry bulk vessels. As of 31 March 2013, TORM has no newbuilding order book and therefore no CAPEX commitments related hereto.

TORM's operated fleet as at 31 March 2013 is shown in the table below. In addition to the 67 owned vessels, TORM had chartered-in five product tankers and eight bulk vessels on longer time charter contracts (minimum one year contracts) and 20 bulk vessels on shorter time charter contracts (less than one year contracts). Another 19 product tankers were either in pool or under commercial management with TORM.

# of vessels	Current Fleet			Newbuildings and T/C-in deliveries with a period >= 12 months
	Q4 2012	Changes	Q1 2013	2013	2014	2015
Owned vessels		-
LR2	8	-	8
LR1	7	-	7
MR	39	-	39	-5*
Handysize	11	-	11
Tanker Division	65	-	65	-5	-	-
Panamax	2	-	2
Handyrnax		-	-
Bulk Division	2	-	2	-	-	-
Total	67	-	67	-5	-	-

T/C-in vessels with contract period >= 12 months
LR2	2	-	2
LR1	6	-6	-
MR	3	-	3
Handysize	-	-	-
Tanker Division	11	-6	5
Panamax	7	-	7
Handymax	1	-	1
Bulk Division	8	-	8
Total	19	-6	13

T/C-in vessels with contract period < 12 months
LR2
LR1
MR
Handysize
Tanker Division	-	-	-
Panamax	16	-	16
Handymax	4	-	4
Bulk Division	20	-	20
Total	20	-	20

Pools/commercial management	20	-1	19
Total fleet	126	-7	119

* As per announcement no. 8 dated 22 April 2013. The vessels will rejoin TORM under commercial manager.

Notes on the financial reporting

Accounting policies

The interim report for the period 1 January – 31 March 2013 is presented in accordance with IAS 34 "Interim Financial Reporting" as adopted by the EU and additional Danish disclosure requirements for interim reports of listed companies. The interim report has been prepared using the accounting policies as for the Annual Report for 2012. The accounting policies are described in more detail in the Annual Report for 2012. The interim report of the first quarter of 2013 is unaudited, in line with the normal practice.

Income statement

The gross profit for the first quarter of 2013 was USD 50 million, compared to USD 27 million for the corresponding period in 2012.

The first quarter of 2013 was not impacted by sale of vessels, compared to a loss of USD 16 million from sale of vessels for the corresponding period of 2012.

Administrative costs in the first quarter of 2013 were USD 14 million, compared to USD 17 million in the first quarter of 2012, as a result of the Company's cost program.

The result before depreciation (EBITDA) for the first quarter of 2013 was a gain of USD 36 million, compared to a loss of USD 7 million for the corresponding period of 2012.

Depreciation in the first quarter of 2013 was USD 32 million, USD 2 million lower than in the first quarter of 2012. This decrease was primarily due to fewer owned vessel than the previous year.

The primary operating result for the first quarter of 2013 was a gain of USD 4 million, compared to a loss of USD 41 million in the same quarter of 2012.

The first quarter of 2013 had net mark-to-market non-cash adjustments of USD 0 million. The first quarter of 2012 had positive mark-to-market non-cash adjustments of USD 11 million.

The first quarter of 2013 had financial expenses of USD 21 million, compared to USD 41 million in the same period of 2012 incl. extraordinary restructuring costs of USD 22 million.

The result after tax was a loss of USD 16 million in the first quarter of 2013, as against a loss of USD 79 million in the first quarter of 2012.

Assets

Total assets were down from USD 2,355 million as at 31 December 2012 to USD 2,311 million as at 31 March 2013. The book value of the fleet excl. assets held for sale was USD 1,923 million as of 31 March 2013. Based on broker valuations, TORM's fleet excl. assets held for sale had a market value of USD 1,161 million as of 31 March 2013. TORM estimates the fleet's total long-term earning potential each quarter based on future discounted cash flow in accordance with IFRS requirements. The estimated value for the fleet as at 31 March 2013 supports the book value.

Debt

Net interest-bearing debt was USD 1,871 million as at 31 March 2013, compared to USD 1,868 million as at 31 December 2012.

As at 31 March 2012, TORM was in compliance with its financial covenants. TORM expects to remain in compliance with the financial covenants for 2013. The uncertainties and sensitivities about freight rates and asset prices may have an effect on the Company's compliance with the financial covenants.

Equity

Equity declined in the first quarter of 2013 from USD 267 million as at 31 December 2012 to USD 255 million as at 31 March 2013 primarily due to the net loss during the period. Equity as a percentage of total assets was 11% as at 31 March 2013, which is at par with 31 December 2012.

TORM held 6,711,792 treasury shares as at 31 March 2013, equivalent to 1.0% of the Company's share capital. This is the same level as of 31 December 2012.

Liquidity

As of 31 March 2013, cash totaled USD 17 million and undrawn credit facilities amounted to USD 53 million. TORM has no newbuilding order book and therefore no CAPEX commitments related hereto.

Post balance sheet events

As stated in company announcement no. 8 dated 22 April 2013, TORM has entered into an agreement to sell five MR product tankers to a company controlled by Oaktree Capital Management (Oaktree). The sale is a consequence of the specific option rights, which one bank group exercised in connection with the Restructuring Agreement (cf. announcement no. 31 dated 2 October 2012). Oaktree will place the five vessels under TORM's commercial management in a revenue sharing scheme and utilize TORM's integrated operating platform for technical management. TORM retains an upside potential through a profit split mechanism if Oaktree generates a return above a specified threshold. The five vessels will be delivered to Oaktree during 2013. The transaction leads to write-down of approximately USD 5 million which will be recognized in the financial statements in the second quarter of 2013.

As stated in company announcement no. 9 dated 24 April 2013, CFO and member of the Executive Board of TORM Roland M. Andersen has tendered his resignation. He will continue his normal duties on the Executive Board and leave the Company latest by the end of October 2013.

Please also refer to "note 6 - Post balance sheet date events".

Financial calendar

TORM's second quarter report for 2013 will be published on 15 August 2013. TORM's financial calendar can be found at www.torm.com/investor-relations.

About TORM

TORM is one of the world's leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company operates a fleet of approximately 120 modern vessels in cooperation with other respected shipping companies sharing TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM's shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor statements as to the future

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K. Forward-looking statements are based on management's current evaluation, and TORM is only under an obligation to update and change the listed expectations to the extent required by law.

Statement by the Board of Directors and Executive Management

The Board and Management have today discussed and adopted this interim report for the period 1 January – 31 March 2013.

This interim report is unaudited and was prepared in accordance with the International Financial Reporting Standards for Interim Financial Reporting, IAS 34, as adopted by the EU and additional disclosure of listed Danish companies.

We believe the accounting practices used are reasonable, and that this interim report gives a true and accurate picture of the Group's assets, debt, financial position, results and cash flow.

Copenhagen, 8 May 2013

Executive Management	Board of Directors
Jacob Meldgaard, CEO Roland M. Andersen, CFO	Flemming Ipsen, Chairman Olivier Dubois, Deputy Chairman Kari Millum Gardarnar Alexander Green Rasmus Johannes Hoffmann Jon Syvertsen

Consolidated income statement

Million USD	Q1 2013	Q1 2012	2012

Revenue	278.2	310.6	1,121.2
Port expenses, bunkers and commissions	-151.9	-172.2	-665.4
Freight and bunker derivatives	1.1	13.6	9.9

Time charter equivalent earnings	127.4	152.0	465.7

Charter hire	-34.7	-84.4	-389.6
Operating expenses	-43.2	-40.3	-168.9

Gross profit (Net earnings from shipping activities)	49.5	27.3	-92.8

Profit from sale of vessels	0.0	-15.9	-26.0
Administrative expenses	-14.2	-16.6	-67.2
Other operating income	0.3	0.5	0.9
Share of results of jointly controlled entities	0.2	-2.4	-9.4

EBITDA	35.8	-7.1	-194.5

Impairment losses on jointly controlled entities	0.0	0.0	-41.6
Impairment losses on tangible and intangible assets	0.0	0.0	-74.2
Amortizations and depreciation	-31.8	-34.0	-138.2

Operating profit (EBIT)	4.0	-41.1	-448.5

Financial income	1.1	3.6	11.8
Financial expenses	-21.0	-41.0	-142.4

Profit/(loss) before tax	-15.9	-78.5	-579.1

Tax	-0.4	-0.2	-1.5

Net profit/(loss) for the period	-16.3	-78.7	-580.6

Earnings/(loss) per share, EPS
Earnings/(loss) per share, EPS (USD)	0.0	-1.1	-3.3
Earnings/(loss) per share, EPS (DKK)*	-0.1	-6.4	-18.9
Diluted earnings/(loss) per share, (USD)	0.0	-1.1	-3.3
Diluted earnings/(loss) per share, (DKK)*	-0.1	-6.4	-18.9

*) The key figures have been translated from USD to DKK using the average USD/DKK exchange change rate for the period in question.

Consolidated income statement per quarter

Million USD	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012

Revenue	278.2	282.3	256.0	272.3	310.6
Port expenses, bunkers and commissions	-151.9	-177.4	-154.2	-161.6	-172.2
Freight and bunker derivatives	1.1	-3.6	8.0	-8.1	13.6

Time charter equivalent earnings	127.4	101.3	109.8	102.6	152.0

Charter hire	-34.7	-180.2	-64.4	-60.6	-84.4
Operating expenses	-43.2	-44.9	-42.3	-41.4	-40.3

Gross profit (Net earnings from shipping activities)	49.5	-123.8	3.1	0.6	27.3

Profit from sale of vessels	0.0	-10.1	0.0	0.0	-15.9
Administrative expenses	-14.2	-19.2	-14.9	-16.5	-16.6
Other operating income	0.3	-0.4	0.4	0.4	0.5
Share of results of jointly controlled entities	0.2	0.2	0.2	-7.4	-2.4

EBITDA	35.8	-153.3	-11.2	-22.9	-7.1

Impairment losses on jointly controlled entities	0.0	-0.1	0.0	-41.5	0.0
Impairment losses on tangible and intangible assets	0.0	-74.2	0.0	0.0	0.0
Amortizations and depreciation	-31.8	-34.9	-35.2	-34.1	-34.0

Operating profit (EBIT)	4.0	-262.5	-46.4	-98.5	-41.1

Financial income	1.4	3.7	1.3	3.2	3.6
Financial expenses	-21.3	-32.1	-32.5	-36.8	-41.0

Profit/(loss) before tax	-15.9	-290.9	-77.6	-132.1	-78.5

Tax	-0.4	-0.4	-0.9	0.0	-0.2

Net profit/(loss) for the period	-16.3	-291.3	-78.5	-132.1	-78.7

Earnings/(loss) per share, EPS
Earnings/(loss) per share, EPS (USD)	0.0	-0.6	-1.1	-1.9	-1.1
Diluted earnings/(loss) per share, (USD)	0.0	-0.6	-1.1	-1.9	-1.1

Consolidated statement of comprehensive income

Million USD	Q1 2013	Q1 2012	2012

Net profit/(loss) for the period	-16.3	-78.7	-580.6

Other comprehensive income:

Exchange rate adjustment arising on translation
of entities using a measurement currency different
from USD	0.0	0.7	0.3

Fair value adjustment on hedging instruments	0.0	-1.9	-11.1

Value adjustment on hedging instruments transferred
to income statement	3.9	4.2	18.2

Fair value adjustment on available for sale investments	-0.3	0.3	0.1

Transfer to income statement on sale of available for sale
investments	0.0	0.0	0.0

Other comprehensive income after tax	3.6	3.3	7.5

Total comprehensive income	-12.7	-75.4	-573.1

Consolidated balance sheet – Assets

	31 March	31 March	31 December
Million USD	2013	2012	2012

NON-CURRENT ASSETS

Intangible assets
Goodwill	0.0	0.0	0.0
Other intangible assets	1.7	1.9	1.7
Total intangible assets	1.7	1.9	1.7

Tangible fixed assets
Land and buildings	0.8	1.8	0.8
Vessels and capitalized dry-docking	1,922.9	2,289.6	1,948.4
Other plant and operating equipment	5.9	7.7	6.5
Total tangible fixed assets	1,929.6	2,299.1	1,955.7

Financial assets
Investment in jointly controlled entities	1.2	47.8	1.0
Loans to jointly controlled entities	0.0	8.2	0.0
Other investments	11.4	12.5	12.3
Total financial assets	12.6	68.5	13.3

TOTAL NON-CURRENT ASSETS	1,943.9	2,369.5	1,970.7

CURRENT ASSETS

Bunkers	59.8	64.9	72.6
Freight receivables	123.5	126.8	117.3
Other receivables	16.6	37.8	16.8
Prepayments	16.2	40.5	15.6
Cash and cash equivalents	16.6	29.4	28.3
	232.7	299.4	250.6

Non-current assets held for sale	134.0	0.0	134.0

TOTAL CURRENT ASSETS	366.7	299.4	384.6

TOTAL ASSETS	2,310.6	2,668.9	2,355.3

Consolidated balance sheet – Equity and liabilities

	31 March	31 March	31 December
Million USD	2013	2012	2012

EQUITY

Common shares	1.2	61.1	1.2
Special reserve	61.0	0.0	61.0
Treasury shares	-19.1	-17.3	-19.1
Revaluation reserves	6.0	6.5	6.3
Retained profit	220.5	541.6	236.6
Hedging reserves	-18.8	-27.5	-22.7
Translation reserves	4.0	4.3	4.0
TOTAL EQUITY	254.8	568.7	267.3

LIABILITIES

Non-current liabilities
Deferred tax liability	53.1	53.5	53.2
Mortgage debt and bank loans	1,872.1	0.0	1,881.0
Finance lease liabilities	13.6	31.0	14.4
Deferred income	4.9	6.1	5.2
TOTAL NON-CURRENT LIABILITIES	1,943.7	90.6	1,953.8

Current liabilities
Mortgage debt and bank loans	1.6	1,791.7	0.8
Finance lease liabilities	0.0	44.4	0.0
Trade payables	72.5	87.7	83.8
Current tax liabilities	0.4	0.7	0.3
Other liabilities	36.4	83.9	48.1
Deferred income	1.2	1.2	1.2
TOTAL CURRENT LIABILITIES	112.1	2,009.6	134.2

TOTAL LIABILITIES	2,055.8	2,100.2	2,088.0

TOTAL EQUITY AND LIABILITIES	2,310.6	2,668.9	2,355.3

Consolidated statement of changes in equity as at 1 January – 31 March 2013

	Common	Special	Treasury	Retained	Revaluation	Hedging	Translation	Total
	shares	reserve	shares	profit	reserves	reserves	reserves
Million USD
Equity at 1 January 2013	1.2	61.0	-19.1	236.6	6.3	-22.7	4.0	267.3

Comprehensive income for the year:
Net profit/(loss) for the year	-	-	-	-16.3	-	-	-	-16.3
Other comprehensive income for the year	-	-	-	-	-0.3	3.9	0.0	3.6
Total comprehensive income for the year	-	-	-	-16.3	-0.3	3.9	0.0	-12.7

Share-based compensation	-	-	-	0.2	-	-	-	0.2
Total changes in equity Q1 2013	0.0	0.0	0.0	-16.1	-0.3	3.9	0.0	-12.5
Equity at 31 March 2013	1.2	61.0	-19.1	220.5	6.0	-18.8	4.0	254.8

Consolidated statement of changes in equity as at 1 January – 31 March 2012

	Common	Special	Treasury	Retained	Revaluation	Hedging	Translation	Total
	shares	reserve	shares	profit	reserves	reserves	reserves
Million USD
Equity at 1 January 2012	61.1	0.0	-17.3	620.0	6.2	-29.8	3.6	643.8

Comprehensive income for the year:
Net profit/(loss) for the year	-	-	-	-78.7	-	-	-	-78.7
Other comprehensive income for the year	-	-	-	-	0.3	2.3	0.7	3.3
Total comprehensive income for the year	-	-	-	-78.7	0.3	2.3	0.7	-75.4

Share-based compensation	-	-	-	0.3	-	-	-	0.3
Total changes in equity Q1 2012	0.0	0.0	0.0	-78.4	0.3	2.3	0.7	-75.1
Equity at 31 March 2012	61.1	0.0	-17.3	541.6	6.5	-27.5	4.3	568.7

Consolidated statement of cash flow

Million USD	Q1 2013	Q1 2012	2012

Cash flow from operating activities
Operating profit	4.0	-41.1	-448.5

Adjustments:
Reversal of profit/(loss) from sale of vessels	0.0	15.9	26.0
Reversal of amortizations and depreciation	31.8	34.0	138.2
Reversal of impairment of jointly controlled entities	0.0	0.0	41.6
Reversal of impairment of tangible and intangible assets	0.0	0.0	74.2
Reversal of share of results of jointly controlled entities	-0.2	2.4	9.4
Reversal of restructuring charter-in fee	0.0	0.0	168.9
Reversal of other non-cash movements	0.0	-9.5	2.8

Dividends received	0.0	0.0	0.4
Interest received and exchange rate gains	0.0	0.2	0.7
Interest paid and exchange rate losses	-13.7	-18.0	-51.6
Advisor fees related to financing and restructuring plan	0.0	-22.0	-65.0
Income taxes paid/repaid	-0.5	-0.5	-2.9
Change in bunkers, accounts receivables and payables	-10.7	-18.0	6.3
Net cash flow from operating activities	10.7	-56.6	-99.5

Cash flow from investing activities
Investment in tangible fixed assets	-8.9	-44.1	-59.4
Loans to jointly controlled entities	0.0	0.0	8.2
Sale of equity interests and securities	0.0	0.0	1.9
Sale of non-current assets	0.0	49.3	49.6
Net cash flow from investing activities	-8.9	5.2	0.3

Cash flow from financing activities
Borrowing, mortgage debt	15.0	22.5	82.5
Repayment/redemption, mortgage debt	-27.4	-26.4	-34.6
Repayment/redemption, finance lease liabilities	0.0	-0.8	-2.2
Transaction costs share issue	-1.1	0.0	-1.9
Purchase/disposals of treasury shares	0.0	0.0	-1.8
Net cash flow from financing activities	-13.5	-4.7	42.0

Net cash flow from operating, investing and financing activities	-11.7	-56.1	-57.2

Cash and cash equivalents, beginning balance	28.3	85.5	85.5

Cash and cash equivalents, ending balance	16.6	29.4	28.3

Consolidated quarterly statement of cash flow

Million USD	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012

Cash flow from operating activities
Operating profit	4.0	-262.5	-46.4	-98.5	-41.1

Adjustments:
Reversal of profit/(loss) from sale of vessels	0.0	10.1	0.0	0.0	15.9
Reversal of amortizations and depreciation	31.8	34.9	35.2	34.1	34.0
Reversal of impairment of jointly controlled entities	0.0	0.1	0.0	41.5	0.0
Reversal of impairment of tangible and intangible assets	0.0	74.2	0.0	0.0	0.0
Reversal of share of results of jointly controlled entities	-0.2	-0.2	-0.2	7.4	2.4
Reversal of restructuring charter-in fee	0.0	168.9	0.0	0.0	0.0
Reversal of other non-cash movements	0.0	5.1	-4.0	11.2	-9.5

Dividends received	0.0	0.0	0.0	0.4	0.0
Interest received and exchange rate gains	0.0	0.6	0.1	-0.2	0.2
Interest paid and exchange rate losses	-13.7	-29.9	-0.8	-2.9	-18.0
Advisor fees related to financing and restructuring plan	0.0	-9.6	-15.4	-18.0	-22.0
Income taxes paid/repaid	-0.5	-2.2	-0.2	0.0	-0.5
Change in bunkers, accounts receivables and payables	-10.7	-18.5	37.3	5.5	-18.0
Net cash flow from operating activities	10.7	-29.0	5.6	-19.5	-56.6

Cash flow from investing activities
Investment in tangible fixed assets	-8.9	-2.9	-8.0	-4.4	-44.1
Loans to jointly controlled entities	0.0	0.0	0.0	8.2	0.0
Sale of equity interests and securities	0.0	0.0	0.1	1.8	0.0
Sale of non-current assets	0.0	0.0	0.0	0.3	49.3
Net cash flow from investing activities	-8.9	-2.9	-7.9	5.9	5.2

Cash flow from financing activities
Borrowing, mortgage debt	15.0	60.0	0.0	0.0	22.5
Repayment/redemption, mortgage debt	-27.4	-8.2	0.0	0.0	-26.4
Repayment/redemption, finance lease liabilities	0.0	-0.4	-1.9	0.9	-0.8
Transaction costs share issue	-1.1	-1.9	0.0	0.0	0.0
Purchase/disposals of treasury shares	0.0	-1.8	0.0	0.0	0.0
Net cash flow from financing activities	-13.5	47.7	-1.9	0.9	-4.7

Net cash flow from operating, investing and financing activities	-11.7	15.8	-4.2	-12.7	-56.1

Cash and cash equivalents, beginning balance	28.3	12.5	16.7	29.4	85.5

Cash and cash equivalents, ending balance	16.6	28.3	12.5	16.7	29.4

Notes

Note 1 - Impairment test
As at 31 March 2013, Management performed a review of the recoverable amount of the assets by assessing the recoverable amount for the significant assets within the Tanker Division and the Bulk Division.

Based on the review, Management concluded that:
• Assets within the Bulk Division were not impaired as the fair value less costs to sell equal the carrying amount.
• Assets within the Tanker Division were not further impaired as of 31 March 2013 as the value in use exceeds the carrying amount.
• To maintain the impairment of the investment in FR8 recognized in previous years.

Tanker division

The methodology used for calculating the value in use is unchanged compared to the annual report for 2012 and accordingly the freight rate estimates in the period 2013 to 2015 are based on the Company's business plans, which in 2014 and 2015 assume a gradual increase towards the 10-year historic average spot freight rate. Beyond 2015, the freight rates are based on the 10-year historic average freight rates from Clarksons adjusted by the inflation rate.

The WACC of 8.0% (31 March 2012: 8.0%) is unchanged compared to 31 December 2012.

The 10-year historic average spot freight rates as of 31 March 2013 are as follows:
• LR2 USD/day 25,884 (31 March 2012: USD/day 27,088)
• LR1 USD/day 22,097 (31 March 2012: USD/day 22,676)
• MR USD/day 19,718 (31 March 2012: USD/day 20,164)

Management believes that these major assumptions are reasonable.

The calculation of value in use is very sensitive to changes in the key assumptions which are considered to be related to the future development in freight rates, the WACC applied as discounting factor in the calculations and the development in operating expenses. The sensitivities have been assessed as follows, all other things being equal:

• A decrease in the Tanker freight rates of USD/day 1,000 would result in an impairment of USD 215 million for the Tanker Division.
• An increase of the WACC of 1.0% would result in an impairment of USD 136 million for the Tanker Division.
• An increase of the operating expenses of 10.0% would result in an impairment of USD 159 million for the Tanker Division

As outlined above, the impairment tests have been prepared on the basis that the Company will continue to operate its vessels as a fleet in the current set-up. In comparison, the market value of TORM's vessels was USD 1,161 million (excluding product tankers held for sale), which is USD 762 million less than the carrying impaired amount.

Note 2 - Vessels and capitalized dry-docking

	31 March	31 March	31 Dec.
USD million	2013	2012	2012

Balance at 1 January	2,752.0	2,999.3	2,999.3
Exchange rate adjustment	0.0	0.0	0.0
Additions	5.0	2.5	35.8
Disposals	0.0	-48.7	-146.7
Transferred to/from other items	0.0	102.4	102.9
Transferred to non-current assets held for sale	0.0	0.0	-239.3
Balance	2,757.0	3,055.5	2,752.0

Balance at 1 January	803.7	740.7	740.7
Exchange rate adjustment	0.0	0.0	0.0
Disposals	0.0	-7.9	-39.4
Depreciation for the year	30.5	33.1	133.7
Impairment loss	0.0	0.0	74.2
Transferred to/from other items	0.0	0.0	-105.5
Balance	834.2	765.9	803.7

Carrying amount	1,922.8	2,289.6	1,948.3

Note 3 - Prepayments on vessels

	31 March	31 March	31 Dec.
USD million	2013	2012	2012

Cost:
Balance at 1 January	0.0	69.2	69.2
Exchange rate adjustment	0.0	0.0	0.0
Additions	0.0	41.2	41.7
Disposals	0.0	-8.0	-8.0
Transferred to/from other items	0.0	-102.4	-102.9
Transferred to non-current assets held for sale	0.0	0.0	0.0
Balance	0.0	0.0	0.0

Depreciation and impairments:
Balance at 1 January	0.0	0.0	0.0
Exchange rate adjustment	0.0	0.0	0.0
Disposals	0.0	0.0	0.0
Depreciation for the year	0.0	0.0	0.0
Loss from sale of newbuildings	0.0	0.0	0.0
Transferred to/from other items	0.0	0.0	0.0
Balance	0.0	0.0	0.0

Carrying amount	0.0	0.0	0.0

Note 4 - Mortgage debt and bank loans

	31 March	31 March	31 Dec.
Million USD	2013	2012	2012

Mortgage debt and bank loans
To be repaid as follows:
Falling due within one year	1.6	1,791.7	0.8
Falling due between one and two years	109.3	0.0	96.8
Falling due between two and three years	93.6	0.0	94.2
Falling due between three and four years	1,669.2	0.0	1,690.0
Falling due between four and five years	0.0	0.0	0.0
Falling due after five years	0.0	0.0	0.0

Carrying amount	1,873.7	1,791.7	1,881.8

As at 31 March 2013, TORM was in compliance with its financial covenants. TORM expects to remain in compliance with the financial covenants for 2013. The uncertainties and sensitivities about freight rates and asset prices may have an effect on the Company's compliance with the financial covenants.

Note 5 - Segment information

Million USD	Q1 2013				Q1 2012
	Tanker	Bulk	Not		Tanker	Bulk	Not
	Division	Division	allocated	Total	Division	Division	allocated	Total

Revenue	218.8	59.4	0.0	278.2	251.4	59.2	0.0	310.6
Port expenses, bunkers and commissions	-110.5	-41.4	0.0	-151.9	-138.7	-33.5	0.0	-172.2
Freight and bunker derivatives	0.1	0.9	0.0	1.0	-0.4	14.0	0.0	13.6
Time charter equivalent earnings	108.4	18.9	0.0	127.3	112.3	39.7	0.0	152.0
Charter hire	-8.1	-26.6	0.0	-34.7	-51.2	-33.2	0.0	-84.4
Operating expenses	-42.3	-0.8	0.0	-43.1	-39.6	-0.7	0.0	-40.3
Gross profit (Net earnings from shipping activities)	58.0	-8.5	0.0	49.5	21.5	5.8	0.0	27.3
Profit from sale of vessels	0.0	0.0	0.0	0.0	-15.9	0.0	0.0	-15.9
Administrative expenses	-12.1	-2.1	0.0	-14.2	-14.9	-1.7	0.0	-16.6
Other operating income	0.3	0.0	0.0	0.3	0.5	0.0	0.0	0.5
Share of results of jointly controlled entities	0.2	0.0	0.0	0.2	0.1	0.0	-2.5	-2.4
EBITDA	46.4	-10.6	0.0	35.8	-8.7	4.1	-2.5	-7.1
Impairment losses on jointly controlled entities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Amortizations and depreciation	-31.1	-0.7	0.0	-31.8	-33.3	-0.7	0.0	-34.0
Operating profit (EBIT)	15.3	-11.3	0.0	4.0	-42.0	3.4	-2.5	-41.1
Financial income	-	-	1.1	1.1	-	-	3.6	3.6
Financial expenses	-	-	-21.0	-21.0	-	-	-41.0	-41.0
Profit/(loss) before tax	-	-	-19.9	-15.9	-	-	-39.9	-78.5
Tax	-	-	-0.4	-0.4	-	-	-0.2	-0.2
Net profit/(loss) for the period	-	-	-20.3	-16.3	-	-	-40.1	-78.7

BALANCE SHEET
Total non-current assets	1,891.4	35.4	17.1	1,943.9	2,271.2	38.4	59.9	2,369.5

During the year, there have been no transactions between the Tanker Division and the Bulk Division, and therefore all revenue derives from external customers.

Note 6 - Post balance sheet date events
As stated in company announcement no. 8 dated 22 April 2013, TORM has entered into an agreement to sell five MR product tankers to a company controlled by Oaktree Capital Management (Oaktree). The sale is a consequence of the specific option rights, which one bank group exercised in connection with the Restructuring Agreement (cf. announcement no. 31 dated 2 October 2012). Oaktree will place the five vessels under TORM's commercial management in a revenue sharing scheme and utilize TORM's integrated operating platform for technical management. TORM retains an upside potential through a profit split mechanism if Oaktree generates a return above a specified threshold.  The five vessels will be delivered to Oaktree during 2013. The transaction leads to a write-down of approximately USD 5 million which will be recognized in the financial statements in the second quarter of 2013. Following the sale, TORM's owned fleet consists of 60 product tankers and two dry bulk vessels.

As stated in company announcement no. 9 dated 24 April 2013, CFO and member of the Executive Board of TORM Roland M. Andersen has tendered his resignation. He will continue his normal duties on the Executive Board and leave the Company latest by the end of October 2013.

Note 7 - Accounting policies

The interim report for the period 1 January – 31 March 2013 is presented in accordance with IAS 34 "Interim Financial Reporting" as adopted by the EU and additional Danish disclosure requirements for interim reports of listed companies. The interim report has been prepared using the accounting policies as for the Annual Report for 2012. The accounting policies are described in more detail in the Annual Report for 2012. The interim report of the first quarter of 2013 is unaudited, in line with the normal practice.